Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of the Company

Sundial Growers Inc. (“Sundial” or the “Corporation”)

#300, 919 – 11th Avenue SW

Calgary, Alberta

T2R 1P3

Item 2 – Date of Material Change

July 20, 2021

Item 3 – News Release

A press release relating to the material change described herein was disseminated on July 20, 2021 through Cision Newswire and posted on Sundial’s website. The press release was subsequently filed under Sundial’s SEDAR profile at www.sedar.com.

Item 4 – Summary of Material Change

On July 20, 2021, the Corporation completed the acquisition of all of the issued and outstanding common shares (the “Inner Spirit Shares”) of Inner Spirit Holdings Ltd. (“Inner Spirit”) by way of a plan of a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”) for consideration per Inner Spirit Share consisting of (i) $0.30 in cash and (ii) 0.0835 of a common share of Sundial (the “Transaction”).

Item 5 – Full Description of Material Change

Item 5.1 – Full Description of Material Change

The Arrangement

On July 20, 2021, the Corporation completed the Transaction with Inner Spirit, pursuant to which the Corporation acquired all of the issued and outstanding Inner Spirit Shares for consideration per Inner Spirit Share consisting of (i) $0.30 in cash and (ii) 0.0835 of a Sundial Share, in accordance with the terms of the Arrangement and the arrangement agreement dated May 5, 2021 between the Corporation and Inner Spirit.

The Transaction was approved by the shareholders of Inner Spirit at the special meeting of shareholders held on July 14, 2021 and by the Alberta Court of Queen’s Bench on July 16, 2021.

The Inner Spirit Shares, senior secured convertible debentures of Inner Spirit due June 30, 2022, and common share purchase warrants of Inner Spirit issued under the warrant indenture of the

Corporation dated March 31, 2021 were de-listed from the Canadian Securities Exchange on July 20, 2021. The Inner Spirit Shares were withdrawn from the OTCQB Venture Market before market open on July 22, 2021.

Item 5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7 – Omitted Information

Not Applicable.

Item 8 – Executive Officer

For further information, contact Sophie Pilon, Corporate Communications Manager at O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com.

Item 9 – Date of Report

September 1, 2021